Exhibit 99.1

Zhongchao Inc. Reports the First Half of Fiscal Year 2020 Financial Results

Revenues and operating income grew 21.1% and 49.2%, respectively

Shanghai, China, September 21, 2020 /PRNewswire/-- Zhongchao Inc. (NASDAQ: ZCMD) (“Zhongchao” or the “Company”), a healthcare services company offering patient management, online healthcare information, professional training and educational services, today announced its unaudited financial results for the six months ended June 30, 2020.

Key Financial Highlights for the First Half 2020 as compared to the First Half 2019

	For the Six Months Ended June 30,
($ millions, except per share data)	2020	2019	% Change
Revenues	$8.46	$6.99	21.1%
Gross profit	$5.62	$4.75	18.3%
Gross margin	66.4%	68.0%	-1.6 pp
Income from operations	$1.88	$1.26	49.2%
Operating margin	22.2%	18.0%	4.2 pp
Net income attributable to ordinary shareholders of Zhongchao	$1.46	$1.73	-15.7%
Earnings per share	$0.06	$0.08	-23.9%
* pp: percentage points

●	Revenues increased by 21.1% to $8.46 million for the first half of 2020, primarily due to increased contribution from the patient-aid projects launched in the fourth quarter of 2018 (the “Patient-Aid Projects”) as well as COVID-19 related online training courses.

●	Gross profit increased by 18.3% to $5.62 million while gross margin decreased by 1.6 percentage points to 66.4% for the first half of 2020.

●	Operating income increased by 49.2% to $1.88 million for the first half of 2020, primarily due to increased gross profit and partially offset by increased operating expenses.

●	Net income attributable to the Company’s ordinary shareholders decreased by 15.7% to $1.46 million for the first half of 2020, primarily driven by decreased government subsidies and increased income tax expenses that exceeded the increase in operating income.

●	Earnings per share was $0.06 for the first half of 2020, compared to $0.08 for the same period of last year.

Weiguang Yang, Chairman and Chief Executive Officer of Zhongchao, commented, “With revenues increasing by 21.1% to a record $8.46 million and operating income increasing by 49.2% to $1.88 million, our first half of 2020 financial results highlight continued strength in our businesses. Bucking the trend of economic standstill for an extended period time during the first half of the year triggered by the COVID-19 pandemic, we saw increasing orders from existing and new non-for-profit organizations (“NFP”) and pharmaceutical enterprises, particularly after our successful initial public offering (“IPO”). While our MDMOOC and Sunshine Health Forum platforms continued to expand with more courses and health information and attract more users, we also branched out our patient management team and officially launched Zhongxun as our third major line of business in July, positioning us for another leg of growth in the years to come. Looking ahead, we expect our strong order book to drive double-digit revenues growth in the second half of 2020.”

Financial Results for the Six Months Ended June 30, 2020

Revenues

For the first half of 2020, revenues increased by $1.47million, or 21.1%, to $8.46 million from $6.99 million for the same period of last year. The increase in revenues was primarily due to increased contribution from the Patient-Aid Projects as well as COVID-19 related online training courses.

Cost of revenues

Cost of revenue increased by $0.60 million, or 27.0%, to $2.84 million for the first half of 2020 from $2.24 million for the same period of last year. The increase of cost of revenues was driven by increased revenues as well as increased labor costs for the Patient-Aid Projects business.

Gross profit

Gross profit increased by $0.87 million, or 18.3%, to $5.62 million for the first half of 2020 from $4.75 million for the same period of last year.

Gross margin decreased by 1.6 percentage points to 66.4% for the first half of 2020, compared to 68.0% for the same period of last year.

Operating expenses

Selling and marketing expenses decreased by $0.13 million, or 7.1%, to $1.73 million for the first half of 2020 from $1.86 million for the same period of last year. The decrease in selling and marketing expenses was mainly attributable to decreased advertising expenses during the COVID-19 pandemic and partially offset by increased payroll and welfare expenses. As a percentage of total revenues, selling and marketing expenses was 20.4% for the first half of 2020, compared to 26.6% for the same period of last year.

General and administrative expenses increased by $0.53 million, or 49.4%, to $1.61 million for the first half of 2020 from $1.08 million for the same period of last year. The increase in general and administrative expenses was mainly attributable to: 1) increased professional service fees of $0.25 million incurred for the IPO audit fees and road shows; 2) write-offs and provisions of $0.20 million for doubtful accounts; and 3) the increase of $0.06 million in payroll and welfare expenses. As a percentage of total revenues, general and administrative expenses was 19.0% for the first half of 2020, compared to 15.4% for the same period of last year.

Research and development expenses decreased by $0.15 million, or 27.0%, to $0.40 million for the first half of 2020 from $0.55 million for the same period of last year. The decrease in research and development expenses was mainly attributable to decreased expenses paid related to a project completed before December 31, 2019. As a percentage of total revenues, research and development expenses was 4.8% for the first half of 2020, compared to 7.9% for the same period of last year.

Total operating expenses increased by $0.25 million, or 7.2%, to $3.74 million for the first half of 2020 from $3.49 million for the same period of last year. The increase in operating expenses was mainly attributable to increased general and administrative expenses and partially offset by decreased selling and marketing expenses, and research and development expenses.

Operating income

Income from operations increased by $0.62 million, or 49.2%, to $1.88 million for the first half of 2020 from $1.26 million for the same period of last year. The increase in income from operations was primarily driven by the increased gross profit and partially offset by the increased operating expenses.

Operating margin increased by 4.2 percentage points to 22.2% for the first half of 2020 from 18.0% for the same period of last year.

Interest and other income, net

Interest income decreased by $0.04 million, or 34.1%, to $0.08 million for the first half of 2020 from $0.12 million for the same period of last year.

Other income, primarily consisted of government subsidies, was $3,846 for the first half of 2020, compared to $0.54 million for the same period of last year.

Income before income taxes

Income before income taxes increased by $0.05 million, or 2.5%, to $1.96 million for the first half of 2020 from $1.91 million for the same period of last year. The increase in income before income taxes was primarily attributable to increased income from operations and partially offset by decreased interest and other income.

Income tax expenses increased by $0.32 million, or 153.7%, to $0.53 million for the first half of 2020 from $0.21 million for the same period of last year.

Net income and EPS

Net income decreased by $0.27 million, or 15.7%, to $1.44 million for the first half of 2020 from $1.71 million for the same period of last year. The decrease in net income was primarily due to decreased government subsidies and increased income tax expenses, which overrun the increase in income from operations.

Net margin decreased by 7.4 percentage points to 17.0% for the first half of 2020 from 24.5% for the same period of last year.

After deducting for non-controlling interests, net income attributable to the Company’s shareholders decreased by $0.27 million, or 15.7%, to $1.46 million for the first half of 2020 from $1.73 million for the same period of last year.

Earnings per share was $0.06 for the first half 2020, compared to $0.08 for the same period of last year. Weighted average number of shares was 23,913,351 for the first half of 2020, compared to 21,600,135 for the same period of last year.

Financial Condition

As of June 30, 2020, the Company had cash, and cash equivalents of $16.71 million, compared to $7.83 million as of December 31, 2019. Accounts receivable were $8.38 million as of June 30, 2020, compared to $5.08 million as of December 31, 2019. Working capital was $23.83 million as of June 30, 2020, compared to $12.15 million as of December 31, 2019.

Net cash used in operating activities was $2.37 million for the first half of 2020, compared to $1.29 million for the same period of last year. Net cash used in investing activities was $0.14 million for the first half of 2020, compared to $0.10 million for the same period of last year. Net cash provided by financing activities was $11.50 million, resulting from the net proceeds from the Company’s IPO in February 2020, for the first half of 2020, compared to $nil for the same period of last year.

Business Highlights in 2020

●	In March, consummation of the Company’s initial public offering, raising gross proceeds of approximately $13.26 million (with exercise of over-allotment) before underwriting discounts and commissions and offering expenses.

●	In March, launching coronavirus curriculum with over 60 courses covering a wide range of medical specialties including anesthesiology, surgery, oncology, obstetrics and gynecology, pediatrics, infectious disease, respirology, critical medicine and psychiatry. The Curriculum includes both free online courses developed independently by the Company and customized courses developed through partnership/sponsorship with leading pharmaceutical companies and not-for-profit organizations, including Sanofi Pasteur, Fresenius Kabi, Johnson & Johnson, Lundbeck, Boehringer Ingelheim, Chinese Journal of Anesthesiology, Chinese Journal of Surgery, obgy.cn, China Association of Health Promotion and Education, and the Chinese Society of Psychiatry.

●	By end of March, Sunshine Health Forums, the Company’s online portal providing healthcare and wellness knowledge to the general public, hitting a major milestone with accumulative subscribers and click-throughs (since its launch in mid-2016) exceeding 5.1 million and 1.3 billion, respectively.

●	In April, launch of virtual seminar series (the “Virtual Seminar Series”) aiming to connect global healthcare professionals through knowledge and experience sharing in their fight against the COVID-19 (“coronavirus”) pandemic, jointly hosted by the Beijing Medical and Health Foundation.

●	In June, engagement with WentzMiller Global Services LLC to assist in distributing self-made online training and educational programs and recruiting medical experts in the U.S.

●	In July, official launch of its patient management services as its third major line of business (the “New Services”), in addition to MDMOOC and Sunshine Health Forums. The New Services incorporates our patient-aid projects that were launched from the fourth quarter of 2018 and also provides additional services for the patients with drug treatment. The New Services was branded as “Zhongxun” (众寻) and are carried out through the Company’s wholly-owned subsidiary, Shanghai Zhongxun Medical Technology Co., Ltd.

●	In July, co-organizing a virtual panel session with the Chinese Association of Health Education and Promotion for the China-Russia-Near East Academic Dialogue on Gastroenterology.

●	In July, joining hands with China Health Promotion Association, the Liver Cancer Committee of Chinese Anti-Cancer Association, and 9 leading pharmaceutical companies, including Roche (China) Co., Ltd., Bayer (China) Limited, Eisai China Inc., Merck (China) Ltd., Jiangsu Hengrui Medicine Co., Ltd., Innovent Biologics, Inc., Junshi Biosciences, Gilead Sciences Shanghai Pharmaceutical Technology Co., Ltd., and BeiGene, Ltd., to carry out a multi-year online education project on the diagnosis and treatment of primary liver cancer.

●	In August, the renewal of contract with Johnson & Johnson (China) Limited to continue to serve as J&J's vendor and partner in China, extending the cooperation between the Company and J&J in medical research, medical training and education, and brand building since 2017.

●	In August, entering into partnership with the China Association of Health Promotion and Education on developing live interactive programs/courses to promote and implement the Global Initiative for Chronic Obstructive Lung Disease in China.

●	In August, offering advanced workshops on wound care and rehabilitation physicians which are part of the European Wound Management Association (“EWMA’) Curriculums on Wound Healing for Physicians and are exclusively licensed to the Company in China.

About Zhongchao Inc.

Incorporated in 2012 with headquarter offices in Shanghai and Beijing, China, Zhongchao Inc. is an online provider of healthcare information, professional training and educational services to healthcare professionals under its “MDMOOC” platform (www.mdmooc.org) and to the public under its “Sunshine Health Forums” platform (www.ygjkclass.com) in China. The Company also offers patient management services under its “Zhongxun” platform (www.zhongxun.online). More information about the Company can be found at its investor relations website at http://izcmd.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the professional training and educational services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC, the length and severity of the recent coronavirus outbreak, including its impacts across our business and operations.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Pei Xu, CFO

Email: xupei@mdmooc.org

Phone: +86 21-3220-5987

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: ttian@weitianco.com

Phone: +1 732-910-9692

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Six Months Ended June 30, 2020 and 2019

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2020	2019
Revenues	$8,462,250	$6,987,623
Cost of revenues	(2,840,759)	(2,237,277)
Gross Profit	5,621,491	4,750,346

Operating Expenses
Selling and marketing expenses*	(1,725,651)	(1,857,902)
General and administrative expenses*	(1,611,364)	(1,078,894)
Research and development expenses	(404,111)	(553,282)
Total Operating Expenses	(3,741,126)	(3,490,078)

Income from Operations	1,880,365	1,260,268

Interest income, net	78,360	118,943
Other income, net	3,846	535,587
Income Before Income Taxes	1,962,571	1,914,798

Income tax expenses	(522,479)	(205,910)

Net Income	1,440,092	1,708,888

Net loss attributable to noncontrolling interests	18,232	21,641

Net Income Attributable to Zhongchao Inc.’s shareholders	$1,458,324	$1,730,529

Other Comprehensive Loss
Foreign currency translation adjustment	(227,756)	(2,947)
Comprehensive Income	1,212,336	1,705,941

Total comprehensive loss attributable to noncontrolling interests	18,232	21,641
Total comprehensive income attributable to Zhongchao Inc.’s shareholders	$1,230,568	$1,727,582

Weighted average number of ordinary share outstanding
Basic and Diluted**	23,913,351	21,600,135

Earnings per share
Basic and Diluted**	$0.06	$0.08

*	Certain reclassifications have been made in the six months ended June 30, 2019 financial statements to conform to the presentation for the six months ended June 30, 2020, including reclassification of certain general and administrative expenses to selling expenses, to conform with the 2020 presentation. These reclassifications have no impact on the total asset and net assets as of December 31, 2019 and June 30, 2019, or total operating expenses and net income for the six months ended June 30, 2019.
**	The number of shares for the six months ended June 30, 2019 are presented on a retroactive basis to reflect the reorganization.

ZHONGCHAO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2020 and December 31, 2019

(Expressed in U.S. dollar, except for the number of shares)

	June 30, 2020	December 31, 2019
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$16,713,052	$7,832,552
Accounts receivable, net	8,376,993	5,078,419
Prepayments	671,774	325,496
Due from a related party	14,154	14,364
Other current assets	1,159,072	1,258,040
Total Current Assets	26,935,045	14,508,871

Property and equipment, net	1,931,093	1,889,973
Land use rights, net	350,467	366,409
Intangible assets, net	34,860	37,323
Right of use assets	282,891	245,982
Deferred tax assets	843,978	688,994
Total Assets	$30,378,334	$17,737,552

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$227,466	$117,064
Advances from customers	11,550	73,961
Deferred government grants, current portion	318,467	323,192
Income tax payable	1,567,285	897,892
Operating lease liabilities, current portion	250,499	210,219
Accrued expenses and other liabilities	725,354	735,334
Total Current Liabilities	3,100,621	2,357,662

Operating lease liabilities, noncurrent portion	17,879	41,363
Total Liabilities	3,118,500	2,399,025

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Share (par value $0.0001 per share, 450,000,000 shares authorized; 19,417,423 and 16,102,420 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively)*	1,942	1,610
Class B Ordinary Share (par value $0.0001 per share, 50,000,000 shares authorized; 5,497,715 and 5,497,715 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively)*	550	550
Additional paid-in capital	22,753,494	12,044,855
Statutory reserve	415,813	415,813
Retained earnings	4,725,411	3,267,087
Accumulated other comprehensive loss	(572,527)	(344,771)
Total Zhongchao Inc.’s Shareholders’ Equity	27,324,683	15,385,144

Noncontrolling interests	(64,849)	(46,617)
Total Shareholders’ Equity	27,259,834	15,338,527
Total Liabilities and Shareholders’ Equity	$30,378,334	$17,737,552

ZHONGCHAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2020 and 2019

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended June 30,
	2020	2019

Net Cash Used in Operating Activities	$(2,372,501)	$(1,290,429)

Cash Flows from Investing Activities:
Purchases of property and equipment	(140,388)	(835,430)
Investments in short-term investments	-	(442,243)
Redemption of short-term investments	-	1,179,315
Net Cash Used in Investing Activities	(140,388)	(98,358)

Cash Flows from Financing Activities:
Proceeds from issuance of common stocks in connection with initial public offering, net off issuance costs	11,497,654	-
Net Cash Provided by Financing Activities	11,497,654	-

Effect of exchange rate changes on cash and cash equivalents	(104,265)	28,444

Net increase (decrease) in cash and cash equivalents	8,880,500	(1,360,343)
Cash and cash equivalents at beginning of period	7,832,552	7,918,675
Cash and cash equivalents at end of period	$16,713,052	$6,558,332

Supplemental Cash Flow Information
Cash paid for interest expense	$-	$18,967
Cash paid for income tax	$2,593	$25,830

Noncash investing activities
Right of use assets obtained in exchange for operating lease obligations	$157,906	$-
Acquisition of noncontrolling interests in a subsidiary	$-	$33,168